NR09-13

October 30, 2009

CARDERO COMPLETES $1,000,000 INVESTMENT IN
TREVALI RESOURCE CORP.

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that it has completed a $1,000,000 investment in Trevali Resources Corp. (“Trevali”) of Vancouver B.C.

Trevali is a mineral exploration company with approximately 41.56 million shares issued and listings on the CNSX and Frankfurt Stock Exchanges.  Trevali’s focus is the Santander silver-lead-zinc mine project located approximately 215 kilometres by road from Lima, in the western extent of Peru’s Central Mineral Belt.  The mine previously operated from 1958-1992 targeting a single pipe and manto structure, the Santander Orebody.  Substantial site infrastructure includes a fully refurbished 200-man camp and associated support facilities, and the Tingo hydroelectric power-station located 17 kilometres down-valley to the west.  The Santander project and the existing infrastructure form a highly strategic asset in the Central Peruvian mining district.  Trevali commenced exploration at Santander in November 2007, and has discovered three new high-grade silver-lead-zinc replacement and massive sulphide bodies to date.  Trevali is presently undertaking a significant exploration campaign primarily concentrating on high priority targets in addition to the three currently defined deposits, all of which remain open at depth and to the east.

Trevali, in conjunction with partner Glencore International A.G., has entered into a definitive development agreement for the Santander project that will see Glencore provide and operate a 2,000-tonne-per-day concentrate plant, undertake mining operations on a ‘contractor/toll basis’ and enter into a long-term concentrate off-take agreement for 100% of Santander project production at benchmark terms.  Additionally, through its wholly owned subsidiary, Trevali Renewable Energy Inc., Trevali is considering undertaking a significant upgrade of the Tingo run-of-river hydroelectric generating facility along with transmission line upgrades and extensions to allow the potential sale of surplus power into the Peruvian National Energy Grid.

Cardero recently settled an outstanding $1,000,000 loan to Trevali on the basis of 1,470,588 units at a deemed price of $0.68 per unit.  Each unit consisted of one common share of Trevali and one-half of a common share purchase warrant.  Each whole warrant is exercisable to acquire an additional common share of Trevali at a price of $1.00 per share until October 9, 2011.  As a result of this acquisition, Cardero now holds an aggregate of 4,154,588 common shares of Trevali, representing approximately 9.995% of the presently issued and outstanding common shares of Trevali.  Assuming the exercise of the 735,294 warrants comprised in the units, plus an additional 692,000 warrants previously acquired, Cardero would then hold 5,581,882, or approximately 12.98%, of the then issued common shares (assuming no other warrant or option exercises) of Trevali.  Cardero is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of Trevali.

Cardero acquired the securities of Trevali for investment purposes only, and not for the purpose of influencing control or direction over Trevali.  Cardero will, however, review its holdings in Trevali from time to time, and may increase or decrease its position as future circumstances dictate.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of Cardero, at 604-408-7488.

About Cardero Resource Corp.

Cardero’s focus through the coming months will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru in addition to advancing exploration of its gold and copper projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements concerning the intentions of the Company with respect to its holdings of securities of Trevali Resources Corp., are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.